July 22, 2005

Mr. Rufus Decker, Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, D. C. 20549-0510

Re:  Item 4.02 Form 8-K filed July 13, 2005, File No. 0-28774

Dear Mr. Decker:

Willis Lease Finance Corporation (the “Company”) is in receipt of your letter dated July 15, 2005.

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.02 Form 8-K

1.     You have disclosed that you intend to file restated financial statements.  However, you have not indicated how and when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comments after you file the restated financial statements.

Response:

The Company intends to file a Form 10-K/A for the fiscal year ended December 31, 2004 with restated financial statements no later than August 15, 2005, that will, pursuant to your reminder, appropriately address the following:

•      an explanatory paragraph in the reissued audit opinion,

•      full compliance with APB 20, paragraphs 36 and 37 (replaced by SFAS No. 154),

•      fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,

•      updated Item 9A. disclosures should include the following:

•      a discussion of the restatement and the facts and circumstances surrounding it,

•      how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•      changes to internal controls over financial reporting, and

•      anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

•      updated certifications.

If you have any questions, please call me at 415-275-5100.

Sincerely,

/s/ Monica J. Burke
Monica J. Burke
Executive Vice President and Chief Financial Officer